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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

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                            RHONE-POULENC RORER INC.
                           (NAME OF SUBJECT COMPANY)

                            RHONE-POULENC RORER INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                  76242T 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                            RICHARD T. COLLIER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            RHONE-POULENC RORER INC.
                                500 ARCOLA ROAD
                        COLLEGEVILLE, PENNSYLVANIA 19426
                                 (610) 454-8000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                            MARGARET L. WOLFF, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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  This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated August 22, 1997 (the "Schedule 14D-9"), of Rhone-Poulenc Rorer Inc., a Pennsylvania corporation (the "Company" or "RPR"), filed in connection with the Offer to Purchase as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The response to Item 8 is hereby amended and supplemented by adding the following:

  The complaint in Steiner v. Rhone-Poulenc S.A. has been amended to include the Company and its directors as defendants (the "First Amended Complaint"). In the First Amended Complaint, plaintiffs now also allege, among other things, that the directors of the Company acted wrongfully in preventing them from realizing the full value of their investment in the Company. A copy of the First Amended Complaint is attached hereto as Exhibit (c)(16) and is incorporated by reference herein in its entirety.

  On August 25, 1997, an additional putative class action was filed by a shareholder of the Company. In Columbo v. Rhone-Poulenc Rorer Inc. et al. (Pennsylvania Court of Common Pleas, Trial Division, Montgomery County, filed August 25, 1997) (the "Columbo Complaint"), plaintiff alleges that the defendants--Purchaser and several individuals who are officers and/or directors of the Company and/or Purchaser--have breached their fiduciary duties by using positions of power and control to impose an allegedly inadequate price per share on the minority shareholders. The relief sought includes a declaration that defendants have breached their fiduciary duties, an injunction against the Offer or, in the alternative, rescission of the contemplated transaction and damages. A copy of the Columbo Complaint is attached hereto as Exhibit (c)(17) and is incorporated by reference herein in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended and supplemented by adding the following:

EXHIBIT NO.


(a)(13) Communications Package to Holders of Company Stock Options (incorporated by reference to Exhibit (a)(11) to Amendment No. 1 to Purchaser's Tender Offer Statement on Schedule 14D-1, dated September 9, 1997).

(c)(16) First Amended Complaint filed in Steiner v. Rhone-Poulenc Rorer Inc. et al. (United States District Court for the Eastern District of Pennsylvania, filed August 20, 1997).+

(c)(17) Complaint in Columbo v. Rhone-Poulenc Rorer Inc. et al. (Pennsylvania Court of Common Pleas, Trial Division, Montgomery County, filed August 25, 1997).+
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 + Filed herewith.
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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Rhone-Poulenc Rorer Inc.

                                     By:  /s/ Michel de Rosen
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                                          Name: Michel de Rosen
                                          Title:Chairman and Chief
                                                Executive Officer

Dated: September 9, 1997

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                                 EXHIBIT INDEX

EXHIBIT NO.


(a)(13) Communications Package to Holders of Company Stock Options (incorporated by reference to Exhibit (a)(11) to Amendment No. 1 to Purchaser's Tender Offer Statement on Schedule 14D-1, dated September 9, 1997).

(c)(16) First Amended Complaint filed in Steiner v. Rhone-Poulenc Rorer Inc. et al. (United States District Court for the Eastern District of Pennsylvania, filed August 20, 1997).+

(c)(17) Complaint in Columbo v. Rhone-Poulenc Rorer Inc. et al. (Pennsylvania Court of Common Pleas, Trial Division, Montgomery County, filed August 25, 1997).+
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 + Filed herewith.